[LOGO] Bell Atlantic


        A Direct Stock Purchase and
        Share Ownership Plan for
        Bell Atlantic Common Stock


                               Bell Atlantic
                               Direct
                               Invest



o Purchase Bell Atlantic stock without a broker at low transaction costs.

o Increase your ownership systematically by reinvesting dividends and by making optional automatic monthly investments.

o   Transfer shares easily or sell at low cost.

o   Own and transfer your shares without holding certificates.


The Securities and Exchange Commission has not approved or disapproved the common stock discussed in this prospectus, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated February 20, 1997, with new features beginning
March 10, 1997.

    ------------------------------------
    A Summary of Important Plan Features
    ------------------------------------

--> Any investor who wishes to make an initial purchase of Bell Atlantic stock can do so by completing an Enrollment Form and sending a check or money order to the Plan Agent, The First National Bank of Boston.

--> If you are not already a registered Bell Atlantic shareowner, the minimum initial investment is $1,000 (in U.S. dollars).

--> You can purchase stock systematically by authorizing the Agent to automatically deduct $50 or more from your bank account each month.

--> Additional investments can be made at any time with as little as $50 by mailing a check to the Agent. The maximum annual investment is $200,000.

--> Your dividends (or a portion you choose) can be automatically reinvested in Bell Atlantic stock.

--> Each time you invest you will receive a statement that will show you the status of your account. Each statement includes a form that will help you make additional investments, sales, transfers or withdrawals.

--> If you already own shares of Bell Atlantic and have certificates for them, you can deposit them in the Plan for safekeeping.

--> You will pay modest fees and brokerage commissions when you buy or sell shares through the Plan as described in full on pages 5 and 7.

    --------------------------
    A Summary of Plan Benefits
    --------------------------

--> You do not need to be a current Bell Atlantic shareowner, nor do you need to have a broker, to participate. Enrolling in the Plan is easy. Complete the Enrollment Form to become a first-time investor in Bell Atlantic, or to create an additional investment account.

--> You can start investing with a relatively small amount. This can help you diversify your financial assets.

--> The automatic monthly investment feature can help you add to your investment each month - conveniently and in a very systematic way - toward a financial goal that you decide on.

--> The ability to invest by mail - whether as part of a formal financial plan or simply when you have extra cash available - can help you reach your investment goal that much faster.

--> Your investment will continue to build through the automatic reinvestment of your dividends.

--> Keeping track of your account and making new transactions is easy.
    All transactions can be handled by mail - and most can be accomplished over the telephone.

--> You won't have to worry about your Bell Atlantic stock certificates being lost or stolen, or wonder where they are when you wish to sell.

--> Fees and brokerage commissions on purchases and sales made through the Plan are designed to be considerably lower than the costs of dealing through a brokerage account.

Please read this booklet carefully. If you are a Bell Atlantic shareowner now - or if you decide to become a shareowner - please keep the booklet with your permanent investment records, since it contains important information about the Plan.

    Our transfer agent, and also the Agent for the Plan, is:

    The First National Bank of Boston
    Bell Atlantic Direct Invest
    P.O. Box 8038
    Boston, MA 02266-8038
    1-800-631-2355


    ------------
    Who Can Join
    ------------

o If you have at least two shares of Bell Atlantic stock registered in your name, you are eligible to join the Plan.

o New investors who would like to become shareowners of record may also join by making an initial investment of at least $1,000.

o Foreign citizens are eligible to participate as long as their participation would not violate any laws in their home countries.

    ----------
    Enrollment
    ----------

o If you are a Bell Atlantic shareowner of record already, fill out the Enrollment Form and return it to the Agent.

o If you do not own Bell Atlantic stock, or if you wish to establish a separate account (for example, a joint account with your spouse, or as a custodian for a minor), fill out the Enrollment Form and return it to the Agent. Enclose a check or money order, in U.S. dollars, for a minimum investment of $1,000.

o If you own shares of Bell Atlantic but they are held in the name of a bank or broker (that is, in "street name"), ask to have your shares registered in your name. At least ten shares need to be transferred into your name before you become eligible to participate.

o Quarterly cash dividends on some or all of your shares are automatically reinvested in Bell Atlantic shares.

    ------------------------
    Costs to Purchase Shares
    ------------------------

o New Investors - If you are making a first-time purchase of Bell Atlantic stock or establishing a new investment account, there is a one-time enrollment fee of $5.00.

o Dividend Reinvestment - The fee for reinvesting each quarterly dividend is 5% of the amount invested with a minimum fee of $1.00 and a maximum fee of $2.00. (In other words, if your quarterly dividend is less than $20, the Agent's fee will be $1.00. If your quarterly dividend is $25, the Agent's fee will be $1.25. If your quarterly dividend is $40 or more, the Agent's fee is capped at $2.00).

o Additional Investments - If you send a check to purchase additional shares of Bell Atlantic through the Plan, the Agent will deduct a processing fee of $2.50 per check.

o Automatic Monthly Deductions - If you sign up to make automatic monthly deductions from your bank account, the fee will be only $1.00 per investment.

o Brokerage Commissions - Purchase commissions of $.03 per share will be deducted except when Bell Atlantic issues new shares.

    -----------------------------------
    How Shares are Purchased and Priced
    -----------------------------------

o Reinvested Dividends - When the Agent purchases shares for dividend reinvestment in the open market, purchases will begin four business days prior to the dividend payment date and end five days after the dividend payment date. The purchase price is the average price per share during the ten-day period after deducting brokerage commissions and the service fee.

o Initial and Supplemental Purchases - Monies received by Thursday are invested the first business day of the following week. Your purchase price will be the average price per share paid that week, after the deduction of brokerage commissions and fees. If you sign up to make automatic monthly purchases (by authorizing the Agent to deduct $50 or more from your bank account monthly), your money will be transferred on the 25th of each month.

o Plan Shares - Bell Atlantic may decide, from time to time, to issue new shares of Bell Atlantic stock to the Agent instead of the Agent making open market purchases. When new shares of Bell Atlantic are issued, the purchase price will be the average of the high and low prices (based on the New York Stock Exchange reports of consolidated trading) on the investment date, after deducting the service fee.
    No brokerage commissions will be charged to Plan participants for newly issued shares.

Please note that you will not be able to instruct the Agent to purchase shares at a specific time or at a specific price.

    ---------------
    Plan Statements
    ---------------

Each time you purchase shares, whether by dividend reinvestment, optional purchases or automatic purchases, the Agent will send you a Plan statement showing the status of your account. Each statement includes a form for additional purchases, sales or withdrawals.

    -----
    Sales
    -----

You can sell some or all of the shares you have accumulated in the Plan by calling the Agent at 1-800-631-2355 or by mailing the form attached to your Plan Statement.

The Agent will sell shares weekly. The sales price per share will be the average price per share received by the Agent for all sales made that week for Plan participants. The cash proceeds that you will receive for the shares you sell will be equal to this average weekly sales price minus a $10.00 service charge per sale and the brokerage commission (currently $.07 per share) on the shares sold.

Please note that the Agent is not able to accept instructions to sell on a specific day or at a specific price.

If you prefer to have complete control over the exact timing and sales prices, you can withdraw the shares you wish to sell and sell them through a broker of your own choosing.

    ------------
    IRA Accounts
    ------------

You may establish an Individual Retirement Account of Bell Atlantic stock by investing $1,000 or more. This service costs a flat $35 per year. You may obtain more information and an IRA enrollment form by calling the Agent at 1-800-631-2355.

    -----------------
    Share Safekeeping
    -----------------

Your stock certificates are valuable, and expensive to replace if lost or stolen. This Plan offers you the convenience of depositing your certificates for safekeeping.

To deposit certificates for shares of stock you already own into your Plan account, send them to:

    The First National Bank of Boston
    Bell Atlantic Direct Invest
    P.O. Box 8038
    Boston, MA 02266-8038

We recommend that you use Registered Mail, insured for 2% of the market value.

    -----------------------------
    Obtaining a Stock Certificate
    -----------------------------

To obtain a stock certificate, call the Agent at 1-800-631-2355. This service is free.

    ---------------
    Share Transfers
    ---------------

To transfer some or all of your shares to another person, simply call the Agent to request "Transfer Instructions." Transfer forms may also be downloaded from the internet at http://www.bell-atl.com/invest. Once your completed transfer instructions are received, your request will be processed promptly by the Agent. This service is free.

    -----------
    Termination
    -----------

If you wish to stop reinvesting your dividends, or to stop automatic monthly investments, call the Agent at 1-800-631-2355 or use the form attached to your Plan Statement. The Agent must receive your request at least five business days before the day the dividend is paid or it will not be processed until after the dividend is reinvested.

    ----------------
    Tax Consequences
    ----------------

o All the dividends paid to you - whether or not they are reinvested - are considered taxable income to you in the year they are received. The total amount will be reported to you, and to the Internal
    Revenue Service, shortly after the close of each year.

o All shares of stock that are sold through the Agent will also be reported to the IRS as required by law. Any profit or loss you incur should be reflected when you file your income tax returns.

Be sure to keep your statements of account for income tax purposes. If you have questions about the tax basis of any transactions, please consult your own tax advisor.

    ------
    Voting
    ------

For any shareowner meeting you will receive a proxy that will cover all the Bell Atlantic shares you hold, both in the Plan and in the form of stock certificates. The proxy allows you to indicate how you want your shares to be voted. We will vote your shares only as you indicate.

    ----------------------------------
    Handling of Stock Splits and Other
    Distributions That Might Arise
    ----------------------------------

If Bell Atlantic declares a stock split or stock dividend, we will credit your account with the appropriate number of shares on the payment date.

If Bell Atlantic decides to distribute shares in book-entry form (rather than certificates), these shares will be added to your account under this Plan. The Agent will serve as custodian of your shares. You will be entitled to all the rights and privileges outlined in this booklet.

In the event of a stock subscription or other offering of rights to shareowners, your rights will be based on your total registered holdings (the shares held in the Plan plus any shares held by you). A single set of materials will be distributed that will allow you to exercise your total rights.

    -------------------
    Changes to the Plan
    -------------------

We may add to or modify the Plan at any time. We will send you written notice of any significant changes.

    ---------------------------------
    Responsibilities of Bell Atlantic
    and the Agent
    ---------------------------------

Neither Bell Atlantic nor the Agent, The First National Bank of Boston, will be liable for any act, or for any failure to act, as long as they have made good faith efforts to carry out the terms of the Plan, as described in this Prospectus and on the forms that are designed to accompany each investment or activity.

    -------------
    Governing Law
    -------------

Delaware law governs the terms and conditions in this document, as well as those that are described in detail on the Enrollment Form and account statements.

    ---------------
    Use of Proceeds
    ---------------

The proceeds, if any, from the sale by Bell Atlantic of newly issued or treasury common shares offered will be used for general corporate purposes. We are unable to estimate the aggregate amount of these proceeds.

    -----------------------------------
    Independent Accountants and Counsel
    -----------------------------------

The consolidated financial statements and consolidated financial statement schedule of Bell Atlantic and its subsidiaries incorporated by reference or included in Bell Atlantic's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon incorporated herein by reference (which reports include an explanatory paragraph concerning Bell Atlantic's discontinued accounting for the operations of its telephone subsidiaries in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," and changes in its methods of accounting for postemployment benefits and income taxes). Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Mr. James R. Young, Vice President-General Counsel of Bell Atlantic, has passed upon the legality of the securities being offered pursuant to the Plan.

    -----------------------------------
    Where You Can Find More Information
    -----------------------------------

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC).
You may read and copy any reports, proxy statements or other information we file at the SEC's public reference room in

Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also access our SEC filings at the SEC's Internet site (http://www.sec.gov).

This prospectus is part of a Registration Statement on Form S-3 that we filed with the SEC to register the stock offered under the Plan. As allowed by SEC rules, this Prospectus does not contain all information you can find in the Registration Statement or the exhibits to the Registration Statement. The SEC allows us to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Prospectus and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

    Annual Report on Form 10-K for the year ended 12/31/95.

    Quarterly Reports on Form 10-Q for the quarters ended 3/31/96, 6/30/96 and 9/30/96.

    Current Reports on Form 8-K filed on 1/23/96, 1/24/96, 4/18/96, 4/23/96,
    7/3/96, 7/18/96, and 10/21/96.

You may request a copy of any documents that we incorporate by reference at no cost by writing or telephoning us at the following address:

    Bell Atlantic Corporation
    Shareowner Services
    1717 Arch Street, 31 W
    Philadelphia, PA 19103
    Telephone (215) 963-6333

You should rely only on the information contained or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in the prospectus is accurate as of any date other than the date of this prospectus (February 20, 1997).

       -------------------------------------------------------------------
[LOGO] Bell Atlantic


o Ticker symbol (NYSE): BEL
o Internet site: http://www.bell-atl.com/invest/
o Plan Agent:
  First National Bank of Boston
  Telephone 1-800-631-2355

[LOGO] "Own Your Share of America"            [LOGO] NAIC(r)

                                              Low-cost
                                              Investment Plan
                                              Participant